Exhibit 12.1

RAM Holding Ltd.
Statements Regarding Computations of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends
(in thousands)

	Nine Months
	Ended	Fiscal Year Ended
	September 30,			December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Net Income	$8,777	$41,053	$19,588	$24,734	$21,210	$14,251
Add:
Amortization of capitalized interest costs	116	50	45	35	—	—
Fixed charges	2,057	2,750	2,750	3,012	—	—
Less:
Interest capitalized	—	—	—	—	—	—
Preferred dividend requirements (1)	—	—	—	—	—	—
	$10,950	$43,853	$22,383	$27,780	$21,210	$14,251

Fixed charges:
Dividends - Preference shares	$2,813	—	—	—	—	—
Interest expenses	2,057	$2,750	$2,750	$2,106	—	—
Interest costs capitalized	—	1,098		906
Fixed charges - interest only	$2,057	$2,750	$2,750	$3,012	—	—
Fixed charges - interest and preferred shares	$4,869	$3,848	$2,750	$3,012	—	—

(1)	Dividends paid on the mandatory redeemable preferred shares are included in net income as interest expense.